
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            RAKO Capital Corporation
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                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)


                                    75102Q101
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                                 (CUSIP Number)


                           Osprey Investments II, Inc.
                                D. Robert Murphy
                              1050 Riverside Avenue
                           Jacksonville, Florida 32204
                                 (904) 354-3632
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 18, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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
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CUSIP NO. 75102Q101                                                                            PAGE 2 OF 8  PAGES----------
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    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    D. Robert Murphy, Jr.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]

           (SEE INSTRUCTIONS)                                                                                      (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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                                    7      SOLE VOTING POWER
 NUMBER OF SHARES                                 2,000,000
 BENEFICIALLY OWNED
 BY EACH REPORTING                  8      SHARED VOTING POWER
    PERSON WITH                                   -0-

                                    9      SOLE DISPOSITIVE POWER
                                                  2,000,000

                                   10      SHARED DISPOSITIVE POWER
                                                  -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,000,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                 []

         SHARES (SEE INSTRUCTIONS)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    83.1%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN
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



                                  SCHEDULE 13D

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
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CUSIP NO. 75102Q101                                                                            PAGE 3 OF 8  PAGES----------
---------------------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Osprey Investments II, Inc.
---------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]

           (SEE INSTRUCTIONS)                                                                                      (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida
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                                    7      SOLE VOTING POWER
 NUMBER OF SHARES                              2,000,000
BENEFICIALLY OWNED
BY EACH REPORTING                   8      SHARED VOTING POWER
  PERSON WITH                                  -0-

                                    9      SOLE DISPOSITIVE POWER
                                               2,000,000

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,000,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                 []

         SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  83.1%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO
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

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.001 par value per share (the "RAKO Common Stock"), of RAKO Capital Corporation., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 56 W. 400 S. Ste. 220, Salt Lake City, Utah 84101.


ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is jointly filed by Osprey Investments II, Inc., a Florida corporation ("Osprey") and D. Robert Murphy, Jr. (each individually a "Reporting Person" and, collectively, the "Reporting Persons"). Mr. Murphy owns 100% of the outstanding capital stock of Osprey.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons is 1050 Riverside Avenue, Jacksonville, Florida 32204.

(c) Mr. Murphy is the president, treasurer and director of Osprey.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Osprey is a Florida corporation. Mr. Murphy is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 18, 2002, H. Deworth Williams, Jim Ruzicka and Edward F. Cowle sold an aggregate of 4,619,162 shares of RAKO Common Stock to Osprey for an aggregate purchase price of $300,000.

On December 16, 2002, Centra Industries, Inc., a Nevada corporation ("Centra") which conducts operations in the business of telecommunications infrastructure construction loaned $300,000 to Osprey (the "Loan"). The Loan is evidenced by a promissory note in the aggregate principal amount of $300,000 payable in full on June 30, 2003.

On December 30, 2002, Osprey and the Issuer entered into a letter agreement whereby Osprey contributed 2,619,162 shares of the RAKO Common Stock beneficially owned by Osprey to the Issuer for cancellation. Thereafter, Osprey beneficially owned 2,000,000 shares of RAKO Common Stock (the "Shares").

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares to acquire a controlling interest in the Issuer in contemplation of its acquisition of Centra. Each Reporting Person presently considers the RAKO Common Stock an attractive investment and intends to review its investment on an ongoing basis. Such continuing review may result in a Reporting Person acquiring additional shares of RAKO Common Stock in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of its holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of RAKO Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of RAKO Common Stock; the actions of the management and Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE COMPANY.

(a) As of December 30, 2002, (i) Mr. Murphy beneficially owned 2,000,000 shares of RAKO Common Stock, which represented approximately 83.1% of RAKO Common Stock outstanding and (ii) Osprey beneficially owned 2,000,000 shares of RAKO Common Stock, which represented approximately 83.1% of RAKO Common Stock outstanding (based on 5,025,000 shares of RAKO Common Stock of the Issuer reported as being outstanding as of November 14, 2002 in the Issuer's Form 10-QSB for the period ended September 30, 2002 less the 2,619,162 shares of RAKO Common Stock contributed to the Issuer). For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Mr. Murphy is deemed to beneficially own all shares of RAKO Common Stock that are beneficially owned by Osprey.

(b) Each Reporting Person has (i) the sole power to vote or direct the vote of the 2,000,000 shares of RAKO Common Stock held by Osprey and (ii) the sole power to dispose of or to direct the disposition of such 2,000,000 shares of RAKO Common Stock.

(c) Except for the acquisition and contribution of the shares of RAKO Common Stock described herein, to the best knowledge and belief of the undersigned, no transactions involving the RAKO Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

(d) n/a

(e) n/a

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        1. Stock Purchase Agreement, dated as of December 17, 2002, by and among, the Issuer, H. Deworth Williams, Jim Ruzicka, Edward F. Cowle and Osprey.

        2. Letter Agreement, dated as of December 30, 2002, between the Issuer and Osprey.

        3. Non-Negotiable Promissory Note in the aggregate principal amount of $300,000 issued to Centra by Osprey on December 16, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Joint Filing Agreement, dated December 18, 2002, between Osprey and D. Robert Murphy, Jr.

        2. Stock Purchase Agreement, dated as of December 17, 2002, by and among, the Issuer, H. Deworth Williams, Jim Ruzicka, Edward F. Cowle and Osprey.

        3. Letter Agreement, dated as of December 30, 2002, between the Issuer and Osprey.

        4. Non-Negotiable Promissory Note in the aggregate principal amount of $300,000 issued to Centra by Osprey on December 16, 2002.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    December 30, 2002





                                                Osprey Investments II, Inc.



                                                By:  /s/ D. Robert Murphy, Jr.
                                                    ----------------------------
                                                    Name: D. Robert Murphy, Jr.
                                                    Title: President


                                                  /s/ D. Robert Murphy, Jr.
                                                -----------------------------
                                                D. Robert Murphy, Jr.